Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Three Months Ended March 31, 2016	For the Twelve Months Ended December 31, 2015	For the Three Months Ended March 31, 2015
Earnings
Net Income	$310	$1,084	$348
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	180	574	192
Pre-Tax Income	$490	$1,658	$540
Add: Fixed Charges*	160	629	156
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$650	$2,287	$696
* Fixed Charges
Interest on Long-term Debt	$141	$553	$138
Amortization of Debt Discount, Premium and Expense	3	14	3
Interest Capitalized	—	—	—
Other Interest	5	19	4
Interest Component of Rentals	11	43	11
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$160	$629	$156
Ratio of Earnings to Fixed Charges	4.1	3.6	4.5